Janover Inc.

6401 Congress Avenue, Suite 250

Boca Raton, Florida 33487

September 10, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Aisha Adegbuyi, and Ms. Tonya Aldave

Re:	Janover Inc.’s Request for Acceleration

Registration Statement on Form S-3

File No. 333-281185

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Janover Inc., a Delaware corporation (the “Company”), respectfully requests that the effective date of its registration statement on Form S-3 (File No. 333-281185) (the “Registration Statement”), be accelerated so that it will become effective at 4:00 p.m., Eastern Time, on Thursday, September 12, 2024, or as soon thereafter as possible.

Once the Registration Statement is effective, please confirm the event with our counsel, Sichenzia Ross Ference Carmel LLP by calling Ross Carmel at (646) 838-1310.

If you have any questions regarding this request, please contact Ross Carmel of Sichenzia Ross Ference Carmel LLP at (646) 838-1310.

Very truly yours,

By:	/s/ Blake Janover
Name:	Blake Janover
Title:	Chief Executive Officer

cc:	Ross Carmel, Sichenzia Ross Ference Carmel LLP